Exhibit 12.1

POPULAR, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Six months ended		Years ended December 31,
	June 30,	June 30,
	2017	2016	2016	2015	2014		2013	2012
Income (loss) from continuing operations before income taxes and cumulative effect of accounting changes (1)	$250,762	$239,546	$280,009	$388,604	($156,892)		$279,796	$122,464
Fixed charges :
Interest expense and capitalized interest	108,055	103,171	212,327	193,840	688,280		315,685	379,086
Estimated interest component of net rental payments	4,919	5,145	10,009	11,391	11,665		9,874	9,752
Total fixed charges including interest on deposits	112,974	108,316	222,336	205,231	699,945		325,559	388,838
Less: Interest on deposits	67,849	60,473	127,577	107,533	105,087		137,364	184,089
Total fixed charges excluding interest on deposits	45,125	47,843	94,759	97,698	594,858		188,195	204,749
Income before income taxes and fixed charges (including interest on deposits)	$363,736	$347,862	$502,345	$593,835	$543,053		$605,355	$511,302

Income before income taxes and fixed charges (excluding interest on deposits)	$295,887	$287,389	$374,768	$486,302	$437,966		$467,991	$327,213
Ratio of earnings to fixed charges
Including interest on deposits	3.2	3.2	2.3	2.9	(A	)	1.9	1.3
Excluding interest on deposits	6.6	6.0	4.0	5.0	(A	)	2.5	1.6
Ratio of earnings to fixed charges and preferred stock dividends
Including interest on deposits	3.2	3.2	2.2	2.8	(A	)	1.8	1.3
Excluding interest on deposits	6.4	5.8	3.8	4.8	(A	)	2.4	1.6

(1)	The computation of earnings to fixed charges and preferred stock dividends excludes the results of discontinued operations.
(A)	During 2014, earnings were not sufficient to cover fixed charges or preferred stock dividends and the ratios were less than 1:1. The Corporation would have had to generate additional earnings of approximately $161 million to achieve ratios of 1:1 in the corresponding period of 2014.